UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Select Comfort Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

81616X 10 3

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Printware, Inc. 41-1522267

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,100,000

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 2,100,000

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer The issuer to which this Schedule 13G relates is Select Comfort Corporation (the “Issuer”).
	(b)	Address of Issuer's Principal Executive Offices The principal executive office of the Issuer is located at 6105 Trenton Lane North, Minneapolis, MN 55442.

Item 2.
	(a)	Name of Person Filing Printware, Inc.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office of Printware, Inc. is located at 1270 Eagan Industrial Road, St. Paul, Minnesota 55121.
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities The class of equity securities to which this Schedule 13G relates is the common stock, $.01 par value per share, of the Issuer.
	(e)	CUSIP Number The CUSIP Number of the common stock of Select Comfort Corporation is 81616X 10 3.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership.

(a)

Amount beneficially owned:    The Reporting Person’s beneficial ownership includes 1,500,000 shares of common stock issuable upon conversion of a $1,500,000 senior secured convertible note and 600,000 shares of common stock issuable upon exercise of a warrant to purchase 600,000 shares of common stock purchased from the Issuer on June 6, 2001.

(b)

Percent of class:    11.5%.  Based on 18,190,634 shares of common stock reported to be outstanding by the Issuer on its most recently filed quarterly report on form 10-Q for the quarter ended September 29, 2001.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,100,000
(ii) Shared power to vote or to direct the vote N/A
(iii) Sole power to dispose or to direct the disposition of 2,100,000
(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002

PRINTWARE, INC.

/s/ Mark Eisenschenk
Mark Eisenschenk, Chief Financial Officer